

September 19, 2008

Mail Stop 7010

Via U.S. mail

Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
2420 Springer Drive, Suite 110
Norman, Oklahoma 73069

Re: **UTEC, Inc.**
         Form 10-12G Amendment No.2
         Filed on: August 29, 2008
         File No.: 000-53241

         UTEC, Inc.
         Form 10-Q for the period ended June 30, 2008
         Filed on: August 28, 2008
         File No.: 000-53241

Dear Mr. Villamagna:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to finalize our review of this Form 10 until we resolve all issues concerning the confidential treatment request.

2. Since UTEC Corporation (Energetic Systems, Inc.) is considered the predecessor company of UTEC, Inc., it appears to us that you should provide audited financial statements of UTEC Corporation (Energetic Systems, Inc.) pursuant to Item 13 of Form 10. Please advise or revise your document.

3. We note your response to prior comment 21; however it appears that we have not received your attachment. In this regard, please provide us with copies of all the internal reports reviewed by your CODM.

Corporate History

4. We note your revised disclosure in response to comment 4 in our letter dated July 18, 2008. Please clarify that Messrs. Villamagna and Taylor are currently affiliates of Energetic Systems, LLC, which beneficially owns 47.6% of your outstanding preferred stock and 43.45% of your outstanding common stock.

Business of Issuer

5. We note that you have deleted disclosure related to the history of UTEC's legacy business. Please clarify in his section the development of your legacy business during the last three years. See Item 101(h) of Regulation S-K.

6. Please disclose how you have derived the company's "Estimated Market Cap" and clarify whether the disclosed number represents a dollar value.

7. We note your revised disclosure in response to our prior comment 6. Please elaborate on your disclosure about the licensing of your technology by identifying the type of technology that you license, the nature of the license (exclusive or non-exclusive) and duration of the license.

Management's Discussion and Analysis

8. We note your response to prior comment nine, however, it appears that your discussion references the 2006 results of UTEC, Inc., the development stage company. Please revise your discussion to reflect the 2007 results of operations of UTEC, Inc. compared to the 2006 results of UTEC Corporation (Energetic Systems, Inc.), your predecessor company.

Item 7 - Certain Relationships and Related Transactions

9. We note your response and revised disclosure relating to comment 13 in our letter dated July 18, 2008; however, please disclose in Mr. Villamagna's biography paragraph, following the table under Item 5, his current affiliations with his management companies, Energetic Systems Inc., LLC and any other entities.

Clarify whether Messrs. Villamagna and Taylor work full time for UTEC or whether they are currently involved with the management of other companies. In this section, please disclose in greater detail the relationship among Mr. Villamagna, the company and Black Stone Management Services LLC.

10. We note your updated disclosures in Note 5 and Note 9(c) to the Consolidated Financial Statements. Please update your disclosures in this section of the filing to include disclosures about the shared services with, and current advances by, Energetic Systems, LLC, and the technical development marketing agreement with BioEnergy Technologies, LLC. With respect to the latter, please include appropriate disclosure in accordance with Item 404(d) of Regulation S-K. Pursuant to Item 601(b)(10) of Regulation S-K, please file any related agreements as exhibits.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Stock Option Plan

11. We note your disclosure in response to comment 16 in our letter dated July 18, 2008. However, because of the formatting of the equity compensation plan table, the information does not appear to have been disclosed in the appropriate columns and rows. Please revise your tabular presentation to the extent necessary to comply with Item 201(d) of Regulation S-K.

Audited Financial Statements for the Fiscal Year Ended December 31, 2007

Comparative Consolidated Statements of Operations

12. We note your response to prior comment 19 where you have indicated that the "cost of services is not in the cost of sales but is included in the expense categories." Given your response, it appears to us that presentation of the term "gross profit" may violate Item 10(e)(1)(ii)(C) and (E) of Regulation S-K. In this regard, please revise your statement of operations for the annual and interim periods to remove the gross profit line item and related subtotal.

Acquisitions

13. Please revise your note to state that the preferred shares were assigned a nominal value of $0.001 per share as indicated in the notes to your interim financial statements.

Intangible Assets

14. Please tell us how you determined the fair value assigned to the acquired customer relationships as provided in paragraph 9 of SFAS 142. Please also supplementally tell us how you determined that a useful life of seventeen years for your customer relationships would be appropriate and consistent with the guidance provided in paragraph 11 of SFAS 142. Your response should describe for us both the industry and company specific assumptions that you relied up on in determining the range of amortization periods for your customer relationship intangible asset.

Contractual Obligations

15. In your disclosure you indicate, "the Ceramatec agreement provided for (i) a license to the technology, (ii) support with the technology and (iii) a supply agreement with Ceramatec in exchange for the shares provided. In the subsequent paragraph, you state, "the shares to Ceramatec were provided for item (i), the license." Please confirm, if true, that the 850,000 shares granted to Ceramatec was consideration for solely the license agreement and revise your document as appropriate.

16. We note your response to prior comment 25. Please supplementally tell us the nature of the corporate services that were performed by Princeton Research in exchange for the 50,000 shares of common stock you issued.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 4T. Controls and Procedures

17. It appears from your disclosure that you provided the information required by Item 308T(a) of Regulation S-K, which is only required in annual reports. In this regard, please amend your Form 10-Q to provide the information required by Items 307 and 308T(b) of Regulation S-K.

Exhibit 31 – Section 302 Certifications

18. We note that paragraph 1 of your certifications includes the phrase "as of June 30, 2008". In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Fortunato Villamagna
UTEC, Inc.
September 19, 2008
Page 5

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James Parsons (via facsimile @ (425) 451-8568)
         Parsons/Burnett/Bjordahl LLP